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                           December 14, 2020

       Andrea Tarbox
       Chief Financial Officer
       Live Oak Acquisition Corp.
       774 A. Walker Rd.
       Great Falls, VA 22066

                                                        Re: Live Oak
Acquisition Corp.
                                                            Amendment 1 to
Registration Statement on Form S-4
                                                            Filed November 30,
2020
                                                            File No. 333-249691

       Dear Ms. Tarbox:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2020 letter.

       Amendment No. 1 to Form S-4

       Summary of the Proxy Statement/Prospectus
       Lock-Up Agreement, page 19

   1. We note your revised disclosure in response to prior comment 6. However, your revised disclosure refers to
holdings of Danimer Common Stock, but Shareholder Parties is defined to also include
Live Oak officers, directors, affiliates, and significant
                                                        shareholders. Please
revise your disclosure to provide an aggregate number of shares covered by the lock-up
agreements.
 Andrea Tarbox
FirstName LastNameAndrea
Live Oak Acquisition Corp. Tarbox
Comapany14,
December  NameLive
              2020 Oak Acquisition Corp.
December
Page 2    14, 2020 Page 2
FirstName LastName
Risk Factors
Live Oak board of directors did not obtain a fairness opinion. . ., page 47

2. We note your revised disclosures in response to prior comment 9. Please further expand your risk factor to discuss that a possibly incorrect valuation may mean that the transaction terms may not be fair from a financial point of view to the Public
         Stockholders. Also, to the extent true, clarify the eleventh bullet in your summary risks discussion on page 23 to explain that the Live Oak's board's valuation analysis focused on the combined company, rather than Danimer itself, as your discussion on page 75 indicates.
Proposal No. 1 - The Business Combination Proposal
The Background of the Business Combination, page 69

3. We refer to prior comment 15. Please revise to also discuss the negotiations of the material terms of the transaction agreements other than the consideration.
Live Oak Board of Directors    Reasons for the Approval of the Business
Combination, page 73

4. We note your revised disclosures in response to prior comment 16, and note your statements that Jefferies considered various issues, such as "Danimer s value proposition," and that it excluded certain specified companies and advised Live Oak on the comparable companies being the best comparable companies to Danimer. Please explain to us your consideration as to why you do not need to file a consent from Jefferies under Section 7 of the Securities Act and Securities Act Rule 436, or alternatively, revise to clarify Live Oak's role in these determinations. Please also explain your reference to the median Comparable Materials Company measure of 2.5x as this multiple does not appear to be the median.
Proposal No. 4 - The NYSE Proposal, page 109

5. We note your discussions elsewhere in your prospectus and in the preliminary proxy card to two rationales for this NYSE proposal, including the issuance of shares to a related party. Please revise this section to discuss this second rationale for the proposal.
Information about Danimer
Intellectual Property, page 127

6. We refer to prior comment 20. Please further revise to clarify whether Danimer has issued patents or pending applications with respect to the fundamental biotechnology needed to
         produce Danimer   s PHA biopolymers as well as biopolymer
compositions, processes,
         derived products and applications, and the corresponding expiration dates (or expected expiration dates) for these fundamental technologies.
 Andrea Tarbox
Live Oak Acquisition Corp.
December 14, 2020
Page 3
Danimer's Executive Compensation, page 129

7. We refer to the footnote to the summary compensation table noting that bonus amounts would be determined after November 13. Please update these amounts.
Exhibits

8. We note your response to prior comment 26, and your disclosures in the prospectus regarding certain proposals being conditioned on others. Please revise the preliminary proxy card to clarify that the approval of certain proposals are conditioned upon the approval of other specified proposals. See Rule 14a-4(a)(3) of Regulation 14A.
       You may contact Christie Wong at (202) 551-3684 or Mary Mast at (202) 551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Dorrie Yale at (202) 551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNameAndrea Tarbox
                                                           Division of
Corporation Finance
Comapany NameLive Oak Acquisition Corp.
                                                           Office of Life
Sciences
December 14, 2020 Page 3
cc:       Edward S. Best, Esq.
FirstName LastName